UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Snow Lake Resources Ltd.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

83336J208

(CUSIP Number)

Christopher Gerteisen

Suite 602, 566 St Kilda Road

Melbourne Victoria 3004 Australia

+61 3 9537 1238

with copy to:

Andrew Reilly

Rimon Law

Level 10, 20 Martin Place

Sydney, NSW 2000 Australia

andrew.reilly@rimonlaw.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 83336J208

(1)	Names of reporting persons: Nova Minerals Limited
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,600,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,600,000

(11)	Aggregate amount beneficially owned by each reporting person 6,600,000
(12)	Check if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 36.8%
(14)	Type of reporting person OO

This Amendment No. 2 amends and supplements the initial Schedule 13D filed by the Reporting Person with the SEC on October 25, 2022 and as amended on November 29, 2022 (as amended hereby, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in such initial Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 17, 2023, the Issuer issued a press release (the “Press Release”) announcing the results of the Issuer’s 2022 Annual and Special Meeting of Shareholders held on January 17, 2023 (the “Special Meeting”), involving, among other things, the election of a slate of directors nominated by the Requisitioning Shareholders. The Press Release is attached hereto as Exhibit 99.4 and incorporated herein by reference. With the conclusion of the Special Meeting, the Support and Voting Agreement by and among the Reporting Person and the Requisitioning Shareholders has terminated and, with the election of the slate of directors nominated by the Requisitioning Shareholders, they and the Reporting Person have achieved their initial purpose described in their prior filings of their Schedule 13D, which purpose would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D reported in prior filings of their Schedule 13D.  Accordingly, neither the Reporting Person nor the Requisitioning Shareholders collectively should continue to be deemed to be a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Exchange Act. As a result, the Reporting Person is filing this amendment to its Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

99.4	Press Release dated January 17, 2023, issued by Snow Lake Resources Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nova Minerals Limited

February 6, 2023	By:	/s/ Christopher Gerteisen
	Name:	Christopher Gerteisen
	Title:	Chief Executive Officer

February 6, 2023	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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